INVESTOR PRESENTATION

MARCH 2022

SATELLOGIC®


SATL | Nasdaq Listed

LEGAL DISCLAIMER

Disclaimers and Other Important Information

This presentation (this "Presentation") was prepared solely by, and is being provided by, Satellogic Inc. ("Satellogic" or the "Company") for informational purposes only. By reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below.

This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent or approval in any jurisdiction \, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities. The communication of this Presentation is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.

No representations or warranties, express or implied, are given in, or in respect of, this Presentation. This Presentation is subject to updating, completion, revision, verification and further amendment. Neither Satellogic nor its affiliates has authorized anyone to provide interested parties with additional or different information. No securities regulatory authority has expressed an opinion about the securities of Satellogic, and it is an offense to claim otherwise. To the fullest extent permitted by law, in no circumstances will Satellogic or any of its subsidiaries, shareholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents (including the internal economic models), its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith.

Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with Satellogic or its representatives as investment, legal or tax advice. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Satellogic. Recipients of this Presentation should each make their own evaluation of Satellogic and of the relevance and adequacy of the information and should make such other investigations as they deem necessary.

Forward-Looking Statements Legend

This document contains "forward-looking statements" within the meaning of the U.S. federal securities laws. The words "anticipate", "believe", "continue", "could", "estimate", "expect", "intends", "may", "might", "plan", "possible", "potential", "predict", "project", "should", "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Satellogic's current expectations and beliefs concerning future developments and their potential effects on Satellogic and include statements concerning Satellogic's strategies, Satellogic's future opportunities, and the commercial and governmental applications for Satellogic's technology. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this document. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by, an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Satellogic. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) Satellogic's ability to scale its constellation, (ii) Satellogic's ability to continue to meet image quality expectations, to continue to enhance the capability of its network of satellites and to continue to offer superior unit economics, (iii) Satellogic's ability to become or remain an industry leader, (iv) the number of commercial applications for Satellogic's products and services, (v) Satellogic's ability to address all commercial applications for satellite imagery, changes in the competitive and highly regulated industries in which Satellogic operates, variations in operating performance across competitors and changes in laws and regulations affecting Satellogic's business, (vi) the ability to implement business plans, forecasts and other expectations, and to identify and realize additional opportunities, (vii) the risk of downturns in the commercial launch services, satellite and spacecraft industry, (viii) the risk that Satellogic and its current and future collaborators are unable to successfully develop and commercialize Satellogic's products or services, or experience significant delays in doing so, (ix) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations, (x) the risk of product liability or regulatory lawsuits or proceedings relating to Satellogic's products and services, and (xi) the risk that Satellogic is unable to secure or protect its intellectual property. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of Satellogic's registration statement on Form F-1 and the prospectus included therein and other documents filed or to be filed by Satellogic from time to time with the Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Satellogic assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Satellogic gives no assurance that it will achieve its expectations.

LEGAL DISCLAIMER (CONT'D)

Use of Projections

This Presentation contains projected financial information with respect to Satellogic. Such projected financial information constitutes forward-looking information and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See "Forward-Looking Statements" above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved.

Any "pro forma" financial data included herein has not been prepared in accordance with Article 11 of Regulation S-X of the SEC, is presented for informational purposes only and may differ materially from the Regulation S-X compliant pro forma financial statements of Satellogic for the year ended December 31, 2020 and the six months ended June 30, 2021 included in the Company's registration statement on Form F-1.

Financial Information; Non-GAAP Financial Terms

Some of the projected financial information and data contained in this Presentation, such as Adjusted EBITDA, free cash flow and related measures, has not been prepared in accordance with United States generally accepted accounting principles ("GAAP") or international financial reporting standards ("IFRS"). Satellogic believes these non-GAAP/non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Satellogic's financial condition and results of operations. Satellogic's management uses these non-GAAP/ non-IFRS measures for trend analyses and for budgeting and planning purposes. Satellogic believes that the use of these non-GAAP/non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Satellogic's financial measures with other similar companies, many of which present similar non-GAAP/non-IFRS financial measures to investors. Management of Satellogic does not consider these non-GAAP/non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with GAAP/IFRS. The principal limitation of these non-GAAP/non-IFRS financial measures is that they exclude significant expenses and income that are required by IFRS to be recorded in Satellogic's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP/non-IFRS financial measures. You should review Satellogic's financial statements, which will be presented in periodic filings to be made by Satellogic, and not rely on any single financial measure to evaluate Satellogic's business. A reconciliation of projected non-GAAP/non-IFRS financial measures in this Presentation to the most directly comparable IFRS financial measures is not included, because, without unreasonable effort, Satellogic is unable to predict with reasonable certainty the amount or timing of non-GAAP/non-IFRS adjustments that are used to calculate these non-GAAP/non-IFRS financial measures.

Industry and Market Data

This Presentation has been prepared solely by Satellogic and includes market data and other statistical information from third-party industry publications and sources as well as from research reports prepared for other purposes. Although Satellogic believes these third-party sources are reliable as of their respective dates, neither Satellogic nor any of its affiliates has independently verified the accuracy or completeness of this information and cannot assure you of the data's accuracy or completeness. Some data is also based on Satellogic's good faith estimates, which are derived from both internal sources and the third-party sources described above. None of Satellogic, its affiliates, nor their respective directors, officers, employees, members, partners, shareholders or agents make any representation or warranty with respect to the accuracy of such information.

Trademarks and Intellectual Property

All trademarks, service marks, and trade names of Satellogic or its affiliates used herein are trademarks, service marks, or registered trade names of Satellogic as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/ or intellectual property of their respective owners, and their use is not alone intended to, and does not alone imply, a relationship with Satellogic, or an endorsement or sponsorship by or of Satellogic. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Satellogic or the applicable rights owner will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Additional Information and Where to Find It

This Presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investors and security holders will be able to obtain free copies of all relevant documents filed or that will be filed with the SEC by Satellogic through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Satellogic may be obtained by written request to Satellogic at Satellogic USA, Inc., 210 Delburg St., Davidson, NC 28036.


In an increasingly complex and volatile world, being prepared for the challenges of tomorrow requires a new way to look
SATELLOGIC

SATELLOGIC'S MISSION IS TO BE THE INFORMATION PLATFORM SOLVING EARTH'S GREATEST CHALLENGE

FOOD SUPPLY
Crop detection, maturity and health, yield prediction, supply chain management

ENERGY SUPPLY
Infrastructure and production monitoring for O&G and renewables, smart-cities

WATER SUPPLY
Watershed monitoring, water quality assessment, reservoir levels, green infrastructure

CLIMATE CHANGE
Planetary health monitoring, natural disasters and associated economic impact

IMMIGRATION
Border control, monitoring migration routes

Solving them requires data that is:

- Global
- Detailed
- Up-to-date
- Accessible
- Reliable

THE CURRENT CATEGORY IS BROKEN

Terrestrial methods of obtaining Earth Observation imagery have a number of critical shortcomings



Earth Observation satellite data has had limited commercial applicability to date

DEFENSE & INTELLIGENCE



OTHER SMALL SATELLITES



LONG LEAD TIMES

HIGH COST

CANNOT SCALE

CANNOT PROVIDE A GLOBAL SOLUTION

MANUALLY OPERATED

HIGH COST

LIMITED CAPACITY

LOW RESOLUTION

NO REMAPPING CAPABILITIES

SATELLOGIC IS THE SOLUTION

SATELLOGIC IS FOCUSED ON SOLVING THE HIGH COST AND TECHNOLOGICAL CONSTRAINTS OF EARTH OBSERVATION

- **Resolution** ➨ Sub-Meter
- **Frequency** ➨ Daily
- **Pricing** ➨ Dynamic

FOUNDED IN 2010, COMMERCIAL IN 2017, FIRST CUSTOMER IN 2018


2010
Satellogic was founded
2011
2012
First prototype tested
2013
Launched first and second prototypes
2014
Design patent granted
Launched first prototype with camera
2015
Completed manufacturing facility (current Pilot Plant)
2016
Launched two full satellites (NewSat 1&2)
2017
Launched one commercial satellite (NewSat 3)
2018
Launched two commercial satellites (NewSat 4&5)
Signed first commercial contract
Secured dedicated launches contract
2019
Approved to launch with Arianespace (July 2019) and SpaceX (Dec 2019)
Signed first DSC Contract
2020
Launched 13 commercial satellites (NewSat 6-18), Including first dedicated launch
2021
With SpaceX, launched four commercial satellites (NewSat 19-22)
Announced merger with CF Acquisition Corp. V
Introduced Aleph Platform
2022
Started development of high-throughput manufacturing plant in the Netherlands
Completed business combination with CFAC V and started trading on Nasdaq Stock Exchange under SATL

SATELLOGIC IS CREATING A SEARCHABLE EARTH[1]

GLOBAL DAILY REMAPPING OF EVERY SQFT





UPDATED CATALOG OF EVERYTHING ON EARTH

With the ability to provide additional layers of insight...



Object Identification



Scene Classification



Predictive Models



Change Tracking

Driving better decision-making across industries to unlock a $140Bn+ TAM[2]

1 Based on full constellation of 200 satellites
2 Source: Euroconsult

PROVIDING INDUSTRY-LEADING, HIGH-QUALITY PRODUCTS AT UNMATCHED PRICING



MULTISPECTRAL IMAGERY



HYPERSPECTRAL IMAGERY



FULL-MOTION VIDEO

SCALING OUR CONSTELLATION



2022



2025+

17 COMMERCIAL SATELLITES

Proven Technology in Orbit:
<1-meter resolution Multispectral
25-meter resolution Hyperspectral
Full Motion Video

200+ SATELLITES IN ORBIT

Daily Remaps of the Planet
Fully-Automated Platform
Improved Capabilities

PATENTED OPTICAL TECHNOLOGY GIVES SATELLOGIC 10x ADVANTAGE IN CAPTURE CAPACITY

Satellogic is the only company able to deliver:

Multispectral Imaging
Sub-meter Resolution

+

Hyperspectral Imaging
Dusting for fingerprints from outer space

+

Full-Motion Video
Up to 60 seconds over a specific target



Barcelona, Spain
Louisiana, USA
Multispectral Camera
<1-m Resolution
Hosted Payload Bay
Experimental and commercial sensors
Hyperspectral Camera
29-band, 25-m Resolution

GRANTED PATENTS	PENDING APPLICATIONS	GRANTED UTILITY MODEL
19	45	1

	MAXAR	BLACKSKY	planet.	SATELLOGIC
CONTINUOUS CAPTURE	✓	✗	✗	✓
DAILY CAPACITY (km²)	680,000 [1]	29,040 [2]	26,667 [3]	**300,000+**

Source: Satellogic internal analysis based on publicly disclosed information and management estimates
1 https://directory.eoportal.org/web/eoportal/satellite-missions/v-w-x-y-z/worldview-4
2 https://www.blacksky.com/2016/11/14/spaceflight-industries-shares-first-images-from-blacksky-pathfinder-satellite-claims-mission-success/
3 Euroconsult - Earth Observation Data & Services Market Report - 13th Edition (page 131)

SATELLOGIC'S VERTICAL INTEGRATION / R&D

Vertical integration enables Satellogic to have shorter R&D cycles, go to market quicker and reduce satellite costs by up to 80% vs. competitors[1]

VERTICAL INTEGRATION

Design, manufacturing and / or integration of every component enables:

- **3x mass reduction** from a typical design
- **10x cost reduction** compared to competitors[1]
- **Faster innovation cycle**









COST REDUCTION

$450k bill of materials vs. $10mm for competitors[1]

SHORT R&D CYCLES

9-Month R&D development cycle

ADVANTAGEOUS JURISDICTION

- Reduced costs
- Increased flexibility
- More launch opportunities

1 Source: Satellogic internal analysis based on publicly disclosed information and management estimates

SATELLOGIC'S ACQUISITION COST PER KM^2 IS LOWER THAN COMPETITORS



Acquisition cost per KM^2 (in USD)[1]
$56.07
$52.41
$38.81
$27.45
$0.46
MAXAR TECHNOLOGIES
AIRBUS DEFENCE & SPACE
BLACKSKY
planet.
SATELLOGIC
WorldView-4
Pleiades
GEN-2
SkySat
NewSat Mark-V
120x+
110x+
80x+
60x+

Our unmatched unit economics allow Satellogic to deliver the right product at the right price for the right customer.

1 Fully loaded acquisition cost per KM^2 includes constellation capital expenditures and is based on utilization estimate of 0.6% of available capacity and full constellation of 200 satellites
Source: Satellogic internal analysis based on publicly disclosed information and management estimates

OUR PATENTED APPROACH IS THE MOST CAPABLE AND AFFORDABLE OPTION

	 MAXAR / AIRBUS **Large Aperture** (e.g. WorldView-4)	 BLACKSKY / iSi **Spotlight Maneuver** (e.g. GEN-2)	 planet **Multiple image postprocessing** (e.g. SkySat)	 SATELLOGIC NewSat Mark-V
COST (mm)[1]	$835 [2]	$10 [3]	$10 [4]	**<$1**
DAILY CAPACITY (km²)	680,000 [5]	29,040 [6]	26,667 [7]	**300,000+**
ACQUISITION COST (per km²)[8]	$56.07	$38.81	$27.45	**$0.46**[9]
CONSTELLATION CAPEX (REQUIRED FOR DAILY WORLD REMAPS)[10]	$184bn	$51bn	$54bn	**$0.2bn**[11]
PROS	More photons Short exposure time	Medium/small aperture Long exposure time	Medium/small aperture Short exposure time	**Small aperture Long exposure time**
CONS	Big size and mass	Continuous capture not possible; limited capacity	Volume of data limits the capture capacity	-

1 Includes cost of launching
2 https://spacepolicyonline.com/news/enhancedview-news-not-so-rosy-for-geoeye/
3 Due dilligence report Euroconsult - Satellogic (page 57)
4 Euroconsult - Earth Observation Data & Services Market Report - 13th Edition (page 131)
5 https://directory.eoportal.org/web/eoportal/satellite-missions/v-w-x-y-z/worldview-4
6 https://www.blacksky.com/2016/11/14/spaceflight-industries-shares-first-images-from-blacksky-pathfinder-satellite-claims-mission-success/
7 Daily capacity - https://developers.planet.com/docs/data/skysat/#skysat-imagery-products
8 Fully loaded acquisition cost per KM2 includes constellation capital expenditures and is based on utilization estimate of 0.6% of available capacity; Source: Satellogic internal analysis based on publicly disclosed information and management estimates
9 Based on full constellation of 200 satellites
10 Satellogic internal analysis based on publicly disclosed information and management estimates
11 Assumes 200 Mark V satellites at ~$1M each

SATELLOGIC IS BUILDING A SUPERIOR CAPABILITY OVER EARTH OBSERVATION COMPETITORS

	MAXAR TECHNOLOGIES	BLACKSKY	planet.	SATELLOGIC
RESOLUTION ➡ SUB-METER	✓	✓	✓	✓
FREQUENCY ➡ DAILY REMAP	✗	✗	✗	✓
PRICING ➡ DYNAMIC	✗	✗	✗	✓

At scale, our competitive advantage will allow us to be the first company to deliver high-quality satellite data at near-zero marginal cost.[1]

Source: Satellogic internal analysis based on publicly disclosed information and management estimates; BlackSky investor presentation and press releases; Planet website and press releases; Maxar Technologies investor presentation and press releases
1 Based on full constellation of 200 satellites

SATELLOGIC HAS A SUPERIOR SUB-METER RESOLUTION PRODUCT TO NEW SPACE COMPETITORS

EVER GIVEN container ship blocking the Suez Canal, Egypt


SATELLOGIC
Image captured by NewSat-16


BLACKSKY


planet.



Satellogic received gold medal in the NGA Imagery Olympics[1]

All pictures were downloaded from companies' public twitter posts on March 26, 2021
1 See https://www.satellitetoday.com/imagery-and-sensing/2021/10/08/foreign-players-catch-up-to-us-in-commercial-geoint-competition-official-says/ - "Satellogic, which is based in Argentina, won gold for best multispectral imaging, silver for best hyperspectral imaging, and bronze for EO persistence"

SATELLOGIC'S SUB-METER RESOLUTION PRODUCT HAS A MASSIVE COST ADVANTAGE OVER COMPETITORS

EVER GIVEN container ship blocking the Suez Canal, Egypt


SATELLOGIC
Image captured by NewSat-16


MAXAR


AIRBUS
DEFENCE & SPACE



NEWSAT 1-18
Satellite cost: **< $1mm**
Weight: **38.5 kg**
Design life: **3-4 years**
(estimated service life: 4-5 years)



WORLDVIEW-4
Satellite cost: **$835mm**[1]
Weight: **2,087 kg**[2]
Design life: **7 years**[2]
(estimated service life: 10-12 years)



PLEIADES-1B
Satellite cost: **$425mm**[3]
Weight: **940 kg**[4]
Design life: **5 years**[5]
(estimated service life: 7-8 years)

All pictures were downloaded from companies' public twitter posts on March 26, 2021
1 https://spacepolicyonline.com/news/enhancedview-news-not-so-rosy-for-geoeye/
2 https://directory.eoportal.org/web/eoportal/satellite-missions/v-w-x-y-z/worldview-4
3 https://spacenews.com/soyuz-launches-french-pleiades-imaging-satellite/
4 https://earth.esa.int/web/eoportal/satellite-missions/p/pleiades
5 https://pleiades.cnes.fr/en/PLEIADES/index.htm

SATELLOGIC'S DIFFERENTIATORS ARE KEY TO UNLOCKING THE COMMERCIAL MARKET

Leveraging substantial competitive advantages in costs and camera technology for a disruptive new business model

10x
capture capacity via proprietary camera technology vs. competitors[1]

10x
CAPEX reduction through full satellite redesign vs. competitors[1]

Scalability
and quality assurance through vertical integration



Continuous capture
Near Zero marginal cost
Affordable Services
Increased demand
Large constellation of satellites in orbit (scale)

Emerging economies of scale work to both consolidate demand and deter competition

1 Source: Satellogic internal analysis based on publicly disclosed information and management estimates

WITH HIGH-RESOLUTION GLOBAL REMAPPING, SATELLOGIC WILL BE THE ONLY COMPANY CAPABLE OF ADDRESSING COMMERCIAL APPLICATIONS[1] AT NEAR ZERO MARGINAL COST

Sub-meter resolution with high-frequency represents an important threshold where significant commercial applications can be harvested

Most applications require <1-meter weekly remaps



Base maps
Tax compliance
Forestry Inventory
Cartography
Pest Detection
Tree Counting
Infrastructure Planning
Infrastructure monitoring
Crop Health Monitoring
Pipeline Monitoring
Tillage Monitoring
Soil monitoring
Urban monitoring
Fire Detection
Irrigation Monitoring
AIRBUS
MAXAR
SATELLOGIC
Exploration
Crop Type Estimation
Yield Prediction
planet
Doves
Landsat / Sentinel
Land Use
Vegetative Indices
RESOLUTION
<1m
5m
10m
Yearly
Monthly
Weekly
Daily
DATA FREQUENCY
Agriculture
Energy
Forestry
Infrastructure



70cm
5m
10m

Satellogic offers sub-meter resolution, which is the sweet spot to access the TAM[2]

1 Based on full constellation of 200 satellites
2 Source: Euroconsult - Earth Observation Report

SATELLOGIC'S DIFFERENTIATION UNLOCKS A $140B+ COMMERCIAL MARKET OPPORTUNITY[1,2]

The key to unlocking Satellogic's commercial market opportunity is:

- **high resolution**,
- **high frequency**, and
- **at the right price**.



$140bn+[1]
DAILY WORLD REMAPS
WEEKLY WORLD REMAPS
NEAR-TERM OPPORTUNITIES
CURRENT VAS MARKET
CURRENT EO DATA MARKET
$1.9bn[1]
$3.7bn[1]
$33.6bn[1]
$100.8bn+[1]
DATA COST
Low (Cents/km²)
High (Dollars/km²)
DATA FREQUENCY
Low (Months)
High (Days)

1 Source: Euroconsult
2 Based on full constellation of 200 satellites

SATELLOGIC HAS SUCCESSFULLY DEMONSTRATED THE USE OF ITS DATA IN VITAL COMMERCIAL APPLICATIONS







	ENERGY		AGRICULTURE	FORESTRY	INFRASTRUCTURE
APPLICATION	Oil Pipeline Monitoring	Oil Field Monitoring	Precision Farming / Food supply chain	Forestry - tree count	Infrastructure planning for renewable energy projects
OVERVIEW	• Major O&G company needed to monitor ~3,000km of pipelines • Monitoring by air biweekly at cost ~$1,200/km	• Major O&G company needed to monitor asset inventory	• Large agriculture company needed to survey ~50k hectares of crops to determine growth, yield levels and time harvesting	• Paper producer needed to map tree cuts and evolution of new plantings	• Solar and wind producer needed to survey locations based on floor risk and quality of infrastructure
OUTCOME	• Using satellites and machine learning, Satellogic demonstrated similar detection capabilities at costs of less than $100/km	• Satellogic pilot demonstrated that its machine learning technology could successfully detect changes	• Satellogic pilot demonstrated high detection capacity and ability to provide additional value-added layers of insight including accurate detection of rapeseed glooms and automated estimation of crop growth with +95% precision	• Satellogic demonstrated that its machine learning technologies could deliver the required insights at fraction of the cost	• Satellogic's machine learning technologies in combination with its satellites demonstrated their ability to give insights on flood zones, relative water depths, flows and terrain mapping
TAM[1]	**$10bn**	**$10-12bn**	**$10-12bn**	**$2bn**	**$4bn**

Satellogic has completed more than a dozen successful commercial pilots across verticals

1 Source: Euroconsult

SATELLOGIC IS TAPPING INTO COMMERCIAL VERTICAL SOLUTIONS



Commercial Opportunity by vertical
(billions)
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
Renewable Energy
Oil Pipeline & Field Monitoring
Forestry Monitoring
Precision Farming & Supply Chain
Road Monitoring & Material Detection
Taxation
$140B+
Infrastructure[1,2]
Energy[1]
Natural Resources[1]
Food Security & Sustainability[1]
Cartography / Urban Patterns[1,3]
Policy & Government[1,4]
Total Commercial Opportunity

1 Source: Euroconsult
2 Considers infrastructure monitoring and Telecom & Utilities
3 Considers cartography less infrastructure categories
4 Represents the market for Dedicated Satellite Services (DSC)

RECENT HIGHLIGHTS

LISTED AS SATL UNDER NASDAQ

Satellogic completed merger with CF Acquisition Corp V in January 2022 with gross proceeds of $262 million, including $150 million investment from Liberty Strategic Capital.

NEW 57,000 SQUARE FOOT FACILITY

Opened manufacturing facility in the Netherlands to reach production capacity of 25 satellites per quarter by the third quarter of 2023.

EXPANDED BOARD OF DIRECTORS

Added former U.S. Treasury Secretary Steven Mnuchin and retired U.S. Marine Corps General Joseph Dunford to Satellogic's board.

FIVE SATELLITES READY FOR LAUNCH

Upcoming launch of five new satellites onboard SpaceX Transporter-4 mission, expanding constellation from 17 to 22 satellites. Satellogic plans to launch 12 additional satellites later this year.

EXPANDING STRATEGIC RELATIONSHIPS

Satellogic and Astraea, a geospatial and AI analytics company, worked quickly to supply the Ukrainian government and allied groups with satellite imagery and change detection. To date, Satellogic has established strategic relationships with key industry players such as AWS, Palantir, Kleos Space, and Ursa Space.

ADDITIONAL MANUFACTURING FACILITY, CAPACITY OF 100 SATELLITES PER YEAR



- Satellogic selected a site in the Netherlands, in the heart of the space cluster between Rotterdam and Delft
- The construction of the building at the planned location is expected to be completed by the end of 2021, where the clean room and production lines will be installed
- Production is planned for 3Q22; satellites to be delivered in 4Q22
- Production at full capacity of 25 satellites per quarter is expected to be reached in 1Q23
- Initiatives to attract local talent are underway and first interviews of candidates have commenced

AT FULL OPERATIONS, TWO MANUFACTURING PLANTS WITH 124 SATELLITES/YEAR COMBINED CAPACITY

100 satellites per year



Satellogic High Throughput Plant, Netherlands

24 satellites per year



Satellogic Assembly, Integration & Testing Facility, Uruguay

PROJECT AND TECHNOLOGY ROADMAP

Our plan is to continue to increase frequency and resolution towards a live view of planet Earth

	2021	2022	2023	2024	2025+
SATELLITES IN ORBIT	17	34	63	139	202
SATELLITE CHARACTERISTICS (GSD RESOLUTION)	0.99m at 470 km	0.77m - 0.64m at 600 km - at 500 km	0.40m at 440 km		0.30m at 330 km
DAILY REVISITS OF ANY POINT OF INTEREST	4	7	13	28	40
PRODUCT LAUNCHES	Commercial Platform		Weekly World Remaps		Daily World Remaps

HOW WE WIN

Satellogic is leveraging its substantial advantage in unit-economics to achieve incremental returns on the supply and demand side

TWO SIDED BARRIERS TO ENTRY FOR FUTURE COMPETITORS

Economies of scale on the supply side

NEAR-ZERO MARGINAL COST to serve new customers. Enables SaaS business model for EO.

TECHNOLOGY & PROCESS INNOVATION

COST EFFICIENCY

SCALABILITY

Network effects

DEMAND CONSOLIDATION enabled by the economies of scale. Customers involvement in training better algorithms.

Archive
Continuous daily updates to historical archive.

Winner-takes-all, or winner-takes-most market

LEADERSHIP TEAM: BOARD OF DIRECTORS



Steven T. Mnuchin
Founder and Managing Partner of
Liberty Strategic Capital
Former U.S. Secretary of the Treasury



General Joseph F. Dunford Jr.
Former Chairman of the
US Joint Chiefs of Staff
Served as the 36th Commandant of the Marine Corps



Howard Lutnick
Chairman and CEO of
Cantor Fitzgerald



Bradley Halverson
Former Group President and
Chief Financial Officer of Caterpillar



Marcos Galperin
Co-Founder, Chairman, and CEO
at MercadoLibre



Ted Wang
Partner at Cowboy Ventures



Emiliano Kargieman
Founder and CEO at Satellogic

LEADERSHIP TEAM: C-SUITE



Emiliano Kargieman
Founder & CEO
Co-founded Core Security Technologies, Garage Labs and Aconcagua Ventures



Gerardo Richarte
Founder & CTO / CISO
Co-founded Core Security Technologies, and Disarmista; World Bank



Rick Dunn
CFO
PowerTeam Services, ACN, Inc., Trilogy International Partners, Western Wireless International, Grant Thornton LLP



Aviv Cohen
COO & Chief of Staff
Fraud Sciences, PayPal, Core Security Technologies



Rebeca Brandys
General Counsel
CommScope Inc., Burger King Corporation, US sailing team, Stephenson Harwood



Matt Tirman
President, Satellogic North America
Descartes Labs, PlanetRisk Inc., Strategic Social, Accenture



Brian Lantier
EVP of Sales
Perot Systems, EDS, ACS, HP, CSC, and Unisys



Julia Dormaar
VP of People
Deutsche Bank, National Australia Bank, EY, Tesla, Artemis GmbH (Audi)



FINANCIAL OVERVIEW

More mapping capacity, superior pricing power, and a growing satellite constellation expected to result in **rapid revenue growth** over the near-term.


Daily World Remaps
Weekly World Remaps
Revenue (USD, mm)
# of Satellites
$500
$400
$300
$200
$100
$0
200
150
100
50
0
$37
$83
$240
$480
2021
2022
2023
2024
2025
Revenue
Satellites

GO-TO-MARKET STRATEGY

While we grow our constellation of satellites to deliver services to the commercial sector, we will continue to deliver for our Government and D&I customers to help finance our growing constellation. We've launched 14 high resolution satellites over the past year, and 5 more have been shipped for a Q2-2022 launch.

17 SATELLITES
in operation
Collecting up to 5 million KM^2/day

60+ SATELLITES
Weekly world remaps
Near zero marginal cost



200+ SATELLITES
Daily world remaps

2021 | 2022 | 2023 | 2024 | 2025+

GOVERNMENT, D&I

- LONG-TERM CONTRACTS
- SATELLITE-AS-A-SERVICE
- FINANCES CONSTELLATION
- UNLOCKING CUSTOMERS PRICED OUT OF THE MARKET





- SAAS SUBSCRIPTION MODEL
- SELF-SERVICE PLATFORM
- DATA LAYERS
- UNLOCKING CUSTOMERS PRICED OUT OF THE MARKET

COMMERCIAL CUSTOMERS

CURRENT MARKET → **NEW MARKET OPPORTUNITY**

Over time, we expect that Government, D&I will be less than 20% of our revenues as our commercial line of business and SaaS model scales up.

SATELLOGIC OFFERING AND PRICE POINT ARE EXPANDING THE EXISTING GOVERNMENT MARKET

Today there are many government and D&I customers that are currently priced out of the market

CIVIL GOVERNMENT BUDGET FOR EO PROGRAMS, 2018[1]



> $1.5 B
$1-1.5B
$500M-1B
$200-500M
$100-200M
$50-100M
$10-50M
<$10M

2024 estimated civil government and defense services addressable market for DSC products: ~$1B[1]

1 Source: Euroconsult

SATELLOGIC NORTH AMERICA (SATNA) IS DRIVING USG AND CAN SALES

SATELLOGIC
NORTH AMERICA

Established to pursue contracts with the US government (USG), the **largest buyer** of geospatial and EO data in the world, and Canadian government (CAN)

Continually growing **opportunity pipeline of $50mm+**[1]
Approved subcontractor rates on GSA Advantage

Wholly owned subsidiary of Satellogic that was established with USG proxy consideration and Foreign Ownership, Control or Influence (FOCI) mitigation to include separate IT, back office, and personnel controls to ensure the **integrity of customer information and data**

1 Satellogic internal analysis

OFFERING PORTFOLIO



IMAGERY

Bringing space down to Earth

Sophisticated customers and value added service partners and resellers



AI LAYERS

Planetary scale insights

Value added service partners and resellers



DEDICATED SATELLITE CONSTELLATIONS

Satellite-as-a-Service

Municipal, State and National Governments



HOSTED PAYLOAD

Testing new sensors and hardware in orbit

R&D and commercial partners

OFFERING PORTFOLIO

Two unique and complementary business segments aimed at positioning the company in the larger information industry and at differentiating ourselves from traditional EO based products

	1 GOVERNMENT, D&I	2 COMMERCIAL CUSTOMERS
DESCRIPTION	Dedicated constellation of satellites mapping the world	Planetary-scale dataset of affordable high-frequency, high-resolution, EO imagery & data, enabling application-specific solutions fueled by data analytics
TARGET CUSTOMERS	Governments (Agencies Focused on Defense, Intelligence, Environment, Land Use, Border and Homeland Security)	Existing users of EO imagery and new customers currently priced out of existing offering
COMPETITIVE POSITIONING	The customer accesses a constellation with no technological risk and no initial investment	Low-end cost, high-volume; unique combination of Multispectral & Hyperspectral Imaging + analytical capabilities
GO-TO-MARKET STRATEGY	1st Direct sales + RFPs 2nd Partnerships	1st Distributors 2nd Direct and Partnerships 3rd Self-serve automated platform

FINANCIAL PROJECTIONS

($mm)

REVENUE



COMMERCIAL PLATFORM
DEFENSE & INTELLIGENCE
$480
282
198
$240
91
149
$83
14
69
$37
5
32
2022E
2023E
2024E
2025E
% GROWTH
124%
189%
100%

ADJ. EBITDA[1]



$297
$115
($32)
($7)
2022E
2023E
2024E
2025E
% MARGIN
48%
62%

FREE CASH FLOW[1]



$125
($81)
($106)
($68)
2022E
2023E
2024E
2025E

1 Adj. EBITDA and Free Cash Flow are non-IFRS measures; for their definition and reconciliation, please refer to "The Company's Management's Discussion and Analysis of Financial Condition and Results of Operations" in Amendment No. 4 to Form F-4 Registration Statement filed on November 11, 2021

AT SCALE, SATELLOGIC'S CAPEX BECOMES A DECREASING PERCENTAGE OF REVENUES AND PROFITS

($mm)



SATELLITES IN ORBIT
34
63
139
202
64.5%
25.6%
OTHER CAPEX
OTHER CAPEX
SATELLITE CAPEX
CAPEX AS A PERCENTAGE OF REVENUE
$44
16
28
$90
4
86
$155
5
150
$123
6
117
2022E
2023E
2024E
2025E

KEY TAKEAWAYS

1. **Expanding margins and accelerating towards positive FCF in 2024**
2. Driving revenue growth (subscription model; Aleph Platform; Satellogic North America; team expansion)
3. Vertical integration is creating the most economic and valuable solution, unlocking commercial opportunities and $140B+ market
4. Vastly superior unit economics for high resolution imagery with remapping capability
5. PIPE investment and public status bolsters business plan towards 200+ satellites in orbit and daily world remaps by 2025
6. Differentiated and proven technology with 17 satellites already in orbit. Five additional satellites are launching in 1H 2022 and 12 more are planned in 2H 2022. 34 satellites in orbit by end of 2022
7. $2.1bn sales pipeline for multi-year long-term contract

GLOBAL FOOTPRINT


FINANCE + BUSINESS DEVELOPMENT & SALES
USA Hub
PRODUCT DELIVERY PLATFORM & SOLUTIONS
Barcelona
HIGH THROUGHPUT PLANT
Rotterdam
DEVELOPMENT TEAM
Córboba
SATELLITE R&D + MISSION OPERATIONS
Buenos Aires
PILOT PLANT
Montevideo

350+ EMPLOYEES

SATELLOGIC®